Exhibit 21

Subsidiaries of the Registrant

Pursuant to the Share Exchange Agreements (discussed in the Annual Report), QMIS TBS Capital Group Corp. owns 100% of QMIS Securities Capital (M) Sdn Bhd (“QSC”), which owns 100% of QMIS TBS Capital Group Corp (“QTBS”), 100% of QMIS Finance Limited (“QFL”), 99.9% of QMIS Capital Venture Sdn. Bhd (“QCV”), 70% of QMIS World Trade International Sdn. Bhd. (“QWT”), 20% of QMIS Biotech Group Berhad (“QBT”), and 20% of QMIS Waste Management Group Berhad (“QWM”).  QFL owns 100% of QMIS Investment Bank Limited and 51% of QMIS Richwood Blacktech Sdn. Bhd.

QMIS Securities Capital (M) Sdn. Bhd. 100%

QMIS TBS Capital Group Corp. (HK) – 100%

QMIS Capital Venture Sdn. Bhd – 99.9%

QMIS World Trade International Sdn. Bhd. – 70%

QMIS Biotech Group Berhad – 20%

QMIS Waste Management Group Berhad – 20%

QMIS Finance Limited – 100%

QMIS Investment Bank Limited – 100%

QMIS Richwood Blacktech Sdn. Bhd. – 51%